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February 6, 2012

Filed via EDGAR

Mr. John Stickel, Attorney-Advisor
(Mail Stop 3561)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:              Classic Rules Judo Championships, Inc.  File No: 333-167451

Dear Mr. Stickel:

We have been informed today from the Securities and Exchange Commission that you have no further comments on the Form S-1 Registration Statement for Classic Rule Judo Championship, Inc.

Please accelerate the approval to Thursday, February 9, 2012 at 9:00am or any time soon thereafter at your convenience.

We acknowledge:

·
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

CC:  Theresa Messinese
Lyn Shenk
Tonya K. Aldave
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